Exhibit 99.1

BROOKFIELD BUSINESS PARTNERS REPORTS
SECOND QUARTER 2017 RESULTS

Brookfield, News, August 8, 2017 – Brookfield Business Partners L.P. (NYSE: BBU; TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the quarter ended June 30, 2017.

“This quarter we continued to execute on our growth strategy with the closing of the BRK Ambiental and Greenergy Fuels Holdings Ltd. (“Greenergy”) acquisitions. After quarter end, we closed our acquisition of the Loblaw gas station operations and signed an agreement to acquire Teekay Offshore Partners L.P. (“Teekay Offshore”),” said Cyrus Madon, CEO of Brookfield Business Partners. “We believe these acquisitions will contribute to Company Funds from Operations (“Company FFO”) and provide growth opportunities over the long term.”

	Three months ended June 30		Six months ended June 30
US$ millions (except per unit amount), unaudited	2017	2016	2017	2016
Net (loss) income attributable to unitholders[1]	$(6)	$(33)	$60		$(38)
- per unit[2,3]	$(0.06)	n/a	$0.55	$	n/a
Company FFO[1,4]	$43	$58	$138		$95
- per unit[2,3]	$0.40	n/a	$1.28	$	n/a

Brookfield Business Partners reported a net loss attributable to unitholders for the quarter ended June 30, 2017 of $6 million ($0.06 per unit), compared to a net loss of $33 million in 2016. Company FFO totaled $43 million ($0.40 per unit) for the quarter compared to $58 million in 2016. Our Company FFO benefitted from strong results in our industrial operations segment which were offset by lower results in our construction services and energy segments.

Operational Update

The following table presents Company FFO by segment:

	Three months ended June 30		Six months ended June 30
US$ millions, unaudited	2017	2016	2017	2016
Business Services	$17	$15	$21	$17
Construction Services	12	25	9	47
Energy	11	17	31	35
Industrial Operations	8	2	87	(3)
Corporate and Other	(5)	(1)	(10)	(1)
Company FFO[1,2]	$43	$58	$138	$95

Our business services segment generated Company FFO of $17 million in the second quarter of 2017, compared to $15 million in the second quarter of 2016. Results benefitted from continued strength in the North American housing market and the acquisition of Greenergy, a road fuels service provider that we acquired in May 2017. Our residential real estate brokerage operations had strong results both in the U.S. and Canada. During the quarter, we completed a small acquisition of a brokerage business in Quebec, enhancing our market position in the province. The positive contribution from these businesses was partially offset by lower results at our financial advisory business, where activity started to pick up late in the second quarter.

Our construction services segment contributed $12 million of Company FFO in the quarter, compared to $25 million in the same period of 2016. Contributions from our diversified portfolio were primarily tempered by a loss on a project in Australia, which is nearing completion. In addition, Company FFO for the three months ended June 30, 2016 included a $5 million one-time project settlement fee. We have maintained our backlog at a consistent $7.4 billion by securing six projects in the quarter. Subsequent to quarter end we secured additional new work, including One Nine Elms, a $1 billion mixed use development in the UK, which upon completion in 2019 will be one of the tallest residential developments in London.

Our energy segment generated Company FFO of $11 million during the quarter, compared to $17 million in the prior year. Second quarter 2016 results included gains on opportunistic energy securities investments which have since been sold and reflected Brookfield Business Partners’ higher ownership position in our Australian energy operation. Our Australian operation continues to benefit from its hedge position for oil and long term fixed price customer contracts for gas. Our Canadian operations benefitted from slightly higher commodity prices during the quarter.

Our industrial operations segment generated Company FFO of $8 million during the second quarter, compared to $2 million in 2016. Our graphite electrode operation reported an improvement in results over the same period in 2016, reflecting a reduction in average manufacturing cost of approximately $200 per metric ton, from our cost containment efforts. Our palladium operations also posted improved results, with increased sales volumes and a higher market price of palladium metal. During the quarter, the company filed an updated Life-of-Mine technical report with a substantial increase to mineral reserves and a longer mine life, and subsequently announced its plans for increased production. Our results have begun to benefit from the close of BRK Ambiental, our Brazilian water services operation, although the inclusion of related transaction expenses reduced results for the quarter.

Strategic Initiatives Update

As noted above, we completed three acquisitions this year and are working on closing another. All these acquisitions fit within our strategy of acquiring businesses we believe will grow in value over the long term:

•	Brazilian water and sewage treatment operations

In April, together with our institutional partners, we acquired a 70% interest in the largest private water company in Brazil, now renamed BRK Ambiental. Our equity investment was approximately $340 million. In addition, we acquired related assets in a joint venture of which our share of the investment was approximately $43 million. BRK Ambiental will invest significantly to improve and expand its network and is well positioned for future growth.

•	UK road fuels logistics

In May, together with institutional partners, we acquired Greenergy, a supplier and distributor of road fuels. Brookfield Business Partners’ share of the equity investment was $45 million. We intend to work with the company’s management to grow it’s footprint globally.

•	Canadian gas station network

Together with our institutional partners, we closed our acquisition of Loblaw’s network of gas stations and convenience kiosks in July. Our share of the equity investment was approximately $43 million for a 25% share of the business. We plan to grow this business, which already benefits from significant scale and strong customer loyalty, by rebranding to the Mobil fuel brand and by further building out this network.

•	Global provider of marine services

In July, together with our institutional partners, we entered into a definitive agreement to acquire 60% of Teekay Offshore for a total investment of approximately $750 million. This includes an equity investment of $610 million and acquisition of a $200 million loan from Teekay Corporation. Teekay Offshore is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation, maintenance and safety services to the oil industry. As a fee-based business focused on critical services, Teekay Offshore has limited direct commodity exposure and the company has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties. Our investment will strengthen Teekay Offshore’s balance sheet thereby positioning Teekay Offshore to better service its customers and to take advantage of future growth opportunities, primarily several growth projects in late stages of completion.

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Changes to the Board of Directors

Brookfield Business Partners today announced that Denis Turcotte has stepped down from the Board of Directors of our General Partner (the “Board”) in order to accept a position as Managing Partner at Brookfield Asset Management, where his operational expertise and experience will assist us in our business initiatives. In addition, Anthony Gardner has been appointed to the Board. Anthony is an experienced executive who has held senior positions in the U.S. and Europe with Palamon Capital Partners, Bank of America and GE Capital. From 2014 to 2017, Anthony served as the U.S. Ambassador to the European Union. Jeffrey Blidner, Chairman of the Board stated "I would like to thank Denis for his valuable contributions to the Board and wish him success in his new senior management role. We are very pleased to welcome Anthony Gardner to the Board and look forward to his advice and guidance. Anthony’s business acumen and unique experience as an ambassador will be an asset to our growing global business.”

Distribution

The Board has declared a quarterly distribution in the amount of $0.0625 per unit, payable on September 29, 2017 to unitholders of record as at the close of business on August 31, 2017.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings/financial-reports.

– ends –

Notes:

1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.
2	Comparative figures not representative of performance, as units were spun out on June 20, 2016.
3	Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield for limited partnership units, for the three and six months ended June 30, 2017 was 108 million and the ten days post spin-off ended June 20, 2017 was 92 million.
4	Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment. A reconciliation of net loss to Company FFO is available on page 8 and 9 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with approximately $250 billion of assets under management.

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For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Jardine Tel: (416) 369-2629 Email: courtney.jardine@brookfield.com

Conference Call and First Quarter 2017 Earnings Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2017 second quarter results as well as the Letter to Unitholders and Supplemental Information on our website at https://bbu.brookfield.com

The conference call can be accessed via webcast on August 8, 2017 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial +1-604-638-5340, at approximately 10:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-855-669-9658 or +1-604-674-8052 (Password 1462#).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This press release contains references to Company FFO. When determining Company FFO, we include our unitholders’ proportionate share of Company FFO for equity accounted investments. Company FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Company FFO or Funds from Operations used by other entities. We believe that this is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publically held limited partnership units, redemption-exchange units and general partnership units.

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Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	Jun. 30, 2017	Dec. 31, 2016

Assets
Cash and cash equivalents	$1,045	$1,050
Financial assets	669	539
Accounts receivable, net	3,807	1,797
Inventory and other assets	1,568	647
Assets held for sale	94	264
Property, plant and equipment	2,388	2,096
Deferred income tax assets	176	111
Intangible assets	2,977	371
Equity accounted investments	379	166
Goodwill	1,289	1,152
Total assets	$14,392	$8,193

Liabilities and equity
Liabilities
Accounts payable and other	$4,935	$2,457
Liabilities associated with assets held for sale	39	66
Borrowings	3,209	1,551
Deferred income tax liabilities	895	81
Total liabilities	9,078	4,155

Equity[1]
Limited partners	1,234	1,206
General partner	-	-
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,326	1,295
Interest of others in operating subsidiaries	2,754	1,537
Total equity	5,314	4,038
Total liabilities and equity	$14,392	$8,193

Note:

1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off. Post Spin-off, equity is also attributable to preferred shareholders and Special LP unitholders.

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Brookfield Business Partners L.P.

Consolidated Statements of Operating Results

US$ millions, unaudited	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Revenues	$4,870	$2,008	$6,804	$3,685
Direct operating costs	(4,673)	(1,865)	(6,547)	(3,434)
General and administrative expenses	(76)	(64)	(138)	(126)
Depreciation and amortization expense	(88)	(76)	(153)	(148)
Interest expense	(50)	(23)	(69)	(47)
Equity accounted income, net	14	20	24	47
Impairment expense	(23)	(106)	(30)	(106)
Gain on acquisitions/dispositions	9	28	281	28
Other income (expenses), net	(9)	(21)	5	(31)
Income (loss) before income tax	(26)	(99)	177	(132)
Income tax (expense) recovery
Current	(4)	(7)	-	(10)
Deferred	4	15	-	22
Net income (loss)	$(26)	$(91)	$177	$(120)
Attributable to1:
Limited partners	$(3)	$(1)	$29	$(1)
General partner	-	-
Brookfield Asset Management Inc.	-	(30)	-	(35)
Non-controlling interests attributable to:
Redemption-exchange units held be Brookfield Asset Management Inc.	(3)	(2)	31	(2)
Interest of others	$(20)	$(58)	$117	$(82)

Note:

1	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

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Brookfield Business Partners L.P.

Statements of Company Funds from Operations

For the 3 months ended June 30, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$1,125	$3,273	$64	$406	$2	$4,870
Direct operating costs	(1,104)	(3,207)	(45)	(316)	(1)	(4,673)
General and administrative expenses	(11)	(30)	(4)	(22)	(9)	(76)
Interest expense	-	(9)	(7)	(34)	-	(50)
Equity accounted Company FFO	-	11	11	1	-	23
Current income taxes	2	(4)	-	(5)	3	(4)
Realized disposition gains, net	-	1	-	8	-	9
Company FFO attributable to others	-	(18)	(8)	(30)	-	(56)
Company FFO[1,2]	12	17	11	8	(5)	43
Depreciation and amortization						(88)
Impairment expense						(23)
Deferred income taxes						4
Other Income/(expense), net						(9)
Non-cash items attributable to equity accounted investments						(9)
Non-cash items attributable to others						76
Net loss attributable to unitholders[2]						$(6)

Notes:

1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partner’s Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2	Attributable to parent company prior to the Spin-off on June 20, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders post Spin-off.

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Brookfield Business Partners L.P.

Statements of Company Funds from Operations

For the 6 months ended June 30, 2017 US$ millions, unaudited	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	As per IFRS Financials
Revenues	$2,141	$3,889	$133	$637	$4	$6,804
Direct operating costs	(2,124)	(3,790)	(96)	(535)	(2)	(6,547)
General and administrative expenses	(22)	(53)	(8)	(37)	(18)	(138)
Interest expense	-	(13)	(13)	(43)	-	(69)
Equity accounted Company FFO	-	15	24	1	-	40
Current income taxes	12	(4)	(1)	(13)	6	-
Realized disposition gain, net	2	6	36	237	-	281
Company FFO attributable to others	-	(29)	(44)	(160)	-	(233)
Company FFO[1,2]	9	21	31	87	(10)	138
Depreciation and amortization						(153)
Impairment expense						(30)
Deferred income taxes						-
Other income, net						5
Non-cash items attributable to equity accounted investments						(16)
Non-cash items attributable to others						116
Net income attributable to parent company						$60

Notes:

1	The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses company funds from operations (Company FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Business Partners’ results. Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO for equity accounted investments.
2	Attributable to parent company.

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